UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

20 May 2004

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Contact:
Blue Square-Israel Ltd.
Iris Penso
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: irisp@coop.co.il

Blue Square Announces Appointment of Head of Real Estate Division

        ROSH HAAYIN, Israel, May 19, 2004 – Blue Square-Israel Ltd. (NYSE: BSI) ("Blue Square"), has announced the departure of Mr. Dan Parness, who served as the manager of Property Development. The departure is effective as of May 16, 2004.

Blue Square has expressed its appreciation to Mr. Parness for the period he served in Blue Square.

Mr Oren Lahat will replace Mr. Parness and will act as Head of the Real Estate Division. Mr. Lahat served from 1992-2003 in Sonol Israel Ltd. as the manager of the Gas Stations Development Department and is a member of the management of Sonol Israel Ltd. Mr. Lahat studied Mechanical Engineering at the Israel Institute of Technology.

Blue Square-Israel Ltd is a leading retailer in Israel. and a pioneer of modern food retailing in the region. The company currently operates 161 supermarkets under various formats, each offering different levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2002.